SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
|THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   A        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No   A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of  Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED
Date: 22 December 2004	By:
P M GILLARD SECRETARY

Tenon
Wood Solutions to the World

News Release

TO: **THE BUSINESS EDITOR**

From: Paul Gillard - Director, Corporate & Legal Services, **Tenon Limited**
Telephone: 64-9-571 9846
Fax: 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)

ANNUAL SHAREHOLDERS' MEETING VOTING RESULTS

Auckland, 22 December 2004 – Tenon announces that all resolutions put to its annual shareholders' meeting held in Auckland on 22 December 2004 were passed by shareholders. Details of the voting will be announced to the market in due course.

Ends

Tenon

Wood Solutions to the World

News Release

TO: THE BUSINESS EDITOR

From: Paul Gillard - Director, Corporate & Legal Services, **Tenon Limited**
Telephone: 64-9-571 9846
Fax: 64-9-571 9872

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)

TENON REACHES AGREEMENT ON SALE OF STRUCTURAL SOLUTIONS BUSINESS TO CARTER HOLT HARVEY

AUCKLAND, 22 December 2004 – Tenon announced today that it had entered into a conditional agreement to sell its Structural Solutions business to Carter Holt Harvey Limited ("CHH"), for NZ$165 million plus working capital movements, all payable in cash. Including additional working capital released from log procurement, the cash to be received would increase to approximately $170 million.

The Structural Solutions business comprises the Company's mills and remanufacturing plants located at Kawerau, Rainbow Mountain (near Rotorua), and Mt Maunganui, together with related sales and marketing and operational support functions. CHH will also be assuming certain obligations and liabilities in relation to the Structural Solutions business, including wood supply and customer supply agreements.

The Company said, "The sale price represents a significant premium to the valuation range of $123-144 million determined for the Structural Solutions business by the Grant Samuel Independent Appraisal report issued in May this year, and also a premium to the implied value of this Business in the current Tenon share price. In addition, significant further benefits will accrue as Tenon moves to a cost structure which more appropriately reflects the new narrowed focus of its residual Appearance operations.

The transaction is subject to completion of the Kawerau Sawmill Front End upgrade project and other standard commercial conditions. The Company believes all conditions should be fulfilled in the first quarter or early second quarter of next year.

Commenting on today's announcement, Chairman Tony Gibbs said, "The strategic review process just completed established that we could create more value for our shareholders by selling the Structural Solutions business than by retaining it. We conducted a very robust process, and we received a number of credible, fully financed, offers for the business. We are confident that this is the best price we could achieve for the business, and the sale is clearly value-creating for Tenon shareholders."

2

Referring to the future of the residual Appearance business of the Company, Mr Gibbs said, "Moving forward, we will retain a significant market presence as a wood products processing marketing and distribution company. Our focus will be on growing our leadership position in the high-end appearance wood products markets on the international stage where we believe there are good value opportunities for the Company."

Tenon will retain its mill and other facilities at Taupo and its overseas activities including its investments in North America (notably The Empire Company and American Wood Moulding) and in Europe (including the European furniture company Zenia House).

Following the sale and second capital return, the Company will continue to have no debt and positive cash on hand.

Goldman Sachs JBWere (NZ) Limited advised Tenon in respect of the sale.

ENDS